AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2006

The following discussion and analysis of the operations, results and financial position of Avino Silver & Gold Ltd. (the “Company”) for the year ended January 31, 2006 should be read in conjunction with the January 31, 2006 Financial Statements and the notes thereto. The effective date of this Management’s Discussion and Analysis (“MD&A”) is June 13, 2006. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Forward Looking Statements

Except for historical information, the MD&A may contain forward looking statements. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements.

Business Description

The Company’s principal business activities are the exploration and development of mineral properties. The Company holds mineral claims in the Yukon and British Columbia. The Company also holds a 49% equity interest in Cia Minera Mexicana de Avino, S.A. de C.V., a Mexican corporation which owns the Avino Silver Mine, located in Durango, Mexico (“Avino Mine”).

Cia Minera

The Company commissioned a preliminary feasibility-study into the recovery of silver and gold from the Avino Mine tailings in Mexico. Production records and a 35 hole drilling program in 1990 indicate, for the oxide material from the open-pit, a historical two million tonne with assays of 88 g/t silver and 0.48 g/t gold. A scoping review earlier this year indicated a profit potential for reprocessing. There is also a further historical 3 Mt of sulphide tailings from the underground mine. The Avino Mine was closed in 2001 owing to low metal prices and smelter availability.

The tailings were accumulated between 1976 and 2001 when the Avino Mine was in production and Avino Silver & Gold Mines Ltd was a minority shareholder in Cía de Minera Mexicana de Avino, S.A. de C.V., the owners and operators of the mine.

In April 2006, Wardrop Engineering Inc. (“Wardrop”) completed the study on Tailings Retreatment Process Options for the Avino Tailings Project in Durango, Mexico.

The study concluded the oxide tailing is amenable to cyanidation with agglomerated heap leach as the method of choice followed by Merrill Crowe precipitation of the silver and gold. The sulphide tailings would require sampling and further metallurgical test work before a proper assessment can be made.

The preliminary evaluation of the oxide tailings suggested the capital cost for a 500,000 ton per year, 4 year operation is US$16.2 million and the cost to operate per ton of tailings is US$8.64. Capital costs for a plant twice the size and half the life was US$22.7million. The internal rate of return and the net present value favoured the 4 year operation.

The capital cost estimate includes a 25% contingency and it is based on new equipment. A reduction in capital cost can be accomplished with good used equipment.

This disclosure of the implied values is preliminary in nature and includes inferred mineral resources that are considered to be too speculative geologically to have the economic considerations applied to them that would enable them to be categorised as mineral reserves, and that there is no certainty that the preliminary assessment will be realised.

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2006

The heap leach process design in the study was based on a column test performed at PRA from a composite of samples from the lower and middle bench. These samples were collected and documented in the October 2005 report entitled “A Tailings Resource” by Minestart Management Inc. for whom the qualified person was Bryan Slim, MBA, P. Eng. Recovery of silver and gold from the column test was 73% and 78.9% respectively after 81 days

Mr. Rick Alexander P. Eng., an independent qualified person as defined by NI-43-101 has prepared the capital cost estimate and co-ordinated Wardrop’s work on the Avino Tailings Project.

The full report can be found on the Company’s website at www.avino.com.

The TSX Venture Exchange has accepted for filing a share purchase agreement, dated March 22, 2004, between the Company and nine persons, pursuant to which the Company has agreed to acquire up to 51% equity interest in Cia Minera Mexicana de Avino S.A. de C.V. The Company currently holds a 49% equity interest in Cia Minera while the nine vendors own, in total, the remaining 51% interest. Upon completion of the transaction, Cia Minera will be a wholly owned subsidiary of the Company. Cia Minera is a Mexican corporation whose principal asset is the inactive Avino Silver mine, located in Durango state, Mexico.

The consideration payable by the Company comprises a total of up to four million common shares to be issued pro rata amongst the vendors. No individual vendor will receive more than 1,133,304 common shares. There are no work commitments or other payments required of the Company under the terms of the agreement, although the Company will effectively assume responsibility for the payment of Cia Minera's existing liabilities which, as of Dec. 31, 2005, amounted to in excess of $1.17 million.

Olympic Property

The Olympic Property (the “Olympic Property”) consists of 20 reverted crown grants, one 15 unit mineral claim and three fractions totaling approximately 662.5 hectares, located on the south side of Carpenter Lake, five kilometers northeast of Goldbridge in the Lillooet Mining Division, British Columbia, Canada, NTS 092J15. The Olympic Property is owned 100% by the Company.

A drilling program was carried out on the Olympic Property in January, 2005 to test the Margarita Zone. Historic drilling on the Margarita Zone returned 24 g/t gold over 0.85 metres (0.773 opt over 2.8’) within a much wider intersection of 8.2 g/t gold over 3.48 metres ( 0.264 opt over 11.48’) in hole OLY 88-4. The true width of this zone is estimated to be 1.47 metres (4.9’). A large part of the zone is listwanite, indicating the potential for better grade mineralization immediately below this intersection. Hole OLY 88-6 cut the same zone 75 metres to the northwest and returned 4.26 g/t gold over 1.34 metres ( 0.137 opt over 4.4’) within an eight metre section (5.6 m [18.4’] true width) of mainly listwanite. The area of these intersections is approximately 50 metres off of the Gray Rock road and could be easily accessed for mining purposes by an underground ramp from the road.

Drilling in January of 2005 was unsuccessful in intersecting the Margarita Zone. One hole was drilled from the east to attempt to intersect the zone. This hole was abandoned at 21.3 metres because of bad ground conditions. No values of economic interest were returned from samples taken from the hole. Further trenching and drilling to evaluate targets further to the south outlined by Sampson and Game in 1988 are planned for the spring and summer of 2005.

Minto Property

During the period ending July 31, 2005, the Company reported that the planned mechanized trenching program on the Company’s Minto Property (“the Minto Property”) was completed. The Minto Property consists of 17 UTM cells covering 346.539 hectares located on the north side of Carpenter Lake, five kilometers northeast of Goldbridge in the Lillooet Mining Division, British Columbia, Canada NTS 092J15. The Minto Property is owned 100% by the Company.

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2006

A mechanized trenching program was carried out on the Minto Property in June, 2005 to test the Minto North and Jumper zones, as recommended by C. Sampson, P. Eng. in 1988. Seven trenches were excavated totaling approximately 170 metres. Trenches were excavated, sampled, mapped and reclaimed, usually in a one day period. Chip samples from all the trenches returned values from anomalous to economic levels in gold. In particular, Minto Tr # 827 on the Minto north Zone averaged 14.76 g/t gold over 9.0 metres.

The trend of the mineralized shear zone exposed by Trench # 827 is north south. Trench # 827 had to be excavated at approximately 30˚ to this trend due to rugged terrain. This means the true width of the zone is approximately 4.5 metres. Management is planning to drill test this zone during this summer’s exploration program.

The Minto Property covers rocks of the Permian Bridge River Terrane, largely Fergusson Group ribboned chert with minor basic volcanics. These rocks are cut by northwest trending regional scale precious metals bearing structures sub-parallel to the Fergusson and Cadwallader Structures which bound the Bralorne/Pioneer Mines. The structures on the property are approximately the same distance from the Upper Cretaceous-Tertiary granitic Bendor Intrusions as the Bralorne/Pioneer Mines. These mines are the largest past producers in the Canadian Cordillera (4.3 million ounces) and are presently being put back into production by Bralorne Gold Mines Ltd. The structures on the Minto Property are mineralized with gold and silver and have received considerable past work, including at least six adits.

Results of Operations

Three months ended January 31, 2006 (“Q4-2006”) compared with the three months ended January 31, 2005 (“Q4-2005”).

Operating and administrative expenses

Operating and administrative expenses totaled $455,747 for Q4-2006 compared with $146,899 for Q4-2005, an increase of $308,848. In Q4-2006 there was a stock-based compensation expense of $289,606 charged to operations compared to $20,384 in Q4-2005, an increase of $269,222. When the stock-based compensation expense is removed from both periods the increase in operating and administrative expenses for Q4-2006 is $39,626. This increase was primarily a result of increases of $30,282 in shareholder and investor relations, $20,411 in professional fees and $4,034 in travel and entertainment. Offsetting these increases was a decrease of $10,376 in salaries and benefits.

Professional fees were higher in Q4-2006 due to legal fees associated with completing SEC form 20-F filing requirements and an increase in audit fees due to Cia Minera activities. Shareholder and investor relations costs were higher due to increased efforts in promoting company awareness and private placement investment opportunities. As well, the Company had incurred expenses regarding the investor’s relations agreement with John Mullen and Partners whereby there were no such agreements in Q4-2005. Travel and entertainment expenses increased due to Cia Minera business taking place in Mexico. Office and miscellaneous costs were significantly lower in Q4-2006 due to fewer consulting services being provided to the Company compared to Q4-2005.

Loss for the period

The loss for Q4-2006 was $1,198,418 compared with a loss of $218,801 for Q4-2005, an increase of $979,617. Higher operating and administrative expenses in Q4-2006 as discussed above accounted for $308,848 of the increase. In addition, there were write-downs of $217,000 in marketable securities and $103,242 on the Eagle property combined with the Company’s portion of equity loss in Cia Minera of $342,596. All three of these items were not experienced in Q4-2005. Because of lower costs to maintain the Cia Minera property, due diligence costs actually went from $126,863 in Q4-2005 to $113,624 in Q4-2006, a decrease of $13,239. Interest income between the two periods stayed relatively the same with $14,041 being generated in Q4-2006 and $13,761 in Q4-2005.

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2006

Twelve months ended January 31, 2006 (“YTD-2006”) compared with the twelve months ended January 31, 2005 (“YTD-2005”).

Operating and administrative expenses

Operating and administrative expenses totaled $1,416,788 for YTD-2006 compared with $506,010 for YTD-2005, an increase of $910,778. In 2006 there was stock options granted to employees, directors and consultants of the Company which resulted in a stock-based compensation expense of $829,106 charged to operations compared to $ 81,540 in YTD-2005. When stock-based compensation is removed from both periods, the increase in operating and administrative expenses for YTD-2006 becomes $163,212. This increase was primarily a result of an increase of $106,012 in professional fees, office and miscellaneous costs of $23,455, salary and benefit of $4,219, shareholder and investor relations of $34,305 and $13,269 in travel and entertainment. There was a decrease in regulatory in compliance fees of $17,773.

Professional fees were extraordinarily high in year ended January 31, 2006 due to legal fees associated with completing SEC form 20-F filing requirements for each year dating back to 2001. As well there were legal fees associated with the Company being listed on the Frankfurt Stock Exchange. Share holder investor relations expense was higher due to the increased amount of distribution of shareholder information. Travel costs were higher due to efforts associated with Cia Minera in Mexico and trips to Europe to attend trade shows and meet with potential investors.

Loss for the period

The loss for YTD-2006 was $2,369,724 compared with a loss of $814,710 for YTD-2005, an increase of $1,555,014. Higher operating and administrative expenses in YTD-2006 as discussed above accounted for $910,778 of the increase. In addition, there were write-downs of $217,000 in marketable securities and $103,242 on the Eagle property. Because of less costs concerning the feasibility study in regards to the proposed acquisition of the remaining 51% interest in Cia Minera, due diligence costs went from $391,899 in YTD-2005 to $355,921 in YTD-2006, a decrease of $35,978. Due diligence charged to operations during YTD-2006 is comprised of $133,915 for geological and metallurgical services, $26,054 in professional fees and $195,952 for advances to Cia de Minera on account of its operations compared to $128,419 for geological and metallurgical services, $22,964 in professional fees and $240,516 for advances to Cia de Minera on account of its operations during YTD-2005. Interest income increased from $41,999 in YTD-2005 to $46,073 in YTD-2006 as approximately $525,000 more cash was held in guaranteed investment certificates at January 31, 2006 compared to 2005. The difference is also attributed to slightly higher interest rates.

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2006

Selected Annual Information

The following financial data is derived from the Company’s financial statements for the three most recently completed financial years:

	January 31, 2006	January 31, 2005	January 31, 2004
Total revenues	-	-	-
Loss before other items	(1,416,788)	(506,010)	(331,446)
Loss for the year	(2,369,724)	(814,710)	(445,591)
Loss per share	(0.22)	(0.08)	(0.06)
Total assets	3,957,892	3,219,431	3,522,548
Total liabilities	586,714	341,174	305,710
Working capital	2,967,178	1,997,847	2,561,619

The 2006 fiscal year saw the Company dramatically increase its working capital by attaining $1,748,827 through issuing common shares on the exercising of stock options and warrants. The raising of these proceeds in conjunction with additional proceeds of $56,732 to be received immediately following the year end combined with a $95,227 decrease in the due to related parties liability account for the increase in working capital of $969,331 between the fiscal years 2006 and 2005.

In the fiscal year 2005 the Company had no long term debt whereas in 2006 there is a$342,596 obligation regarding Cia Minera. During the two years prior to fiscal 2006, the Company did not record its share of Cia Minera’s loss due to the uncertainty of the proposed purchase agreement. As of the date of the TSX Venture Exchange approving the purchase agreement, the Company now records its equity loss portion in Cia Minera.

The increase in operating and administrative expenses combined with the write-downs discussed above and the Company’s equity loss portion of Cia Minera have resulted in the higher loss per share of $0.22 in fiscal 2006 compared to $0.08 in fiscal 2005.

Summary of Quarterly Results

	2006	2005	2005	2005	2005	2004	2004	2004
Period ended	Jan. 31 Q4	Oct. 31 Q3	Jul. 31 Q2	Apr. 30 Q1	Jan. 31 Q4	Oct. 31 Q3	Jul 31 Q2	Apr.30 Q1
Loss for the period	$(1,198,418)	$(265,074)	$(224,274)	$(681,958)	$(218,801)	$(189,442)	$(210,460)	$(196,007)
Loss per share	(0.11)	(0.02)	(0.02)	(0.07)	(0.02)	(0.02)	(0.02)	(0.02)
Total assets	3,957,892	2,815,603	2,826,958	3,081,915	3,219,431	3,336,978	3,689,608	3,885,992

The losses have trended higher as a result of direct due diligence costs pertaining to the Cia Minera buy-out feasibility studies and associated overhead costs pertaining to traveling to Mexico on a frequent basis. As well there has been an increase in expenses attributable to a higher lever of corporate activity and shareholder awareness. Stock-based compensation most notably impacts Q1-April 30, 2005 ($486,100) followed by Q4-January 31, 2006 ($289,606) and to a lesser degree it effects Q3-October 31, 2005 ($53,400), Q4-January 31, 2005 ($20,384), Q2-July 31, 2004 ($30,578), and Q1-April 30, 2004 ($30,578). When stock-based compensation is excluded from the loss calculation, there is a clearer trend of losses gradually increasing. The loss for Q4-January 31, 2006 takes a dramatic increase from the prior seven quarterly periods due to other expense items not experienced in the other quarters such as write-downs of marketable securities and a mineral property and the recording of the Company’s equity loss in Cia Minera.

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2006

From the point where total assets were significantly increased due to private placement financing in Q4-January 31, 2004, the total assets have trended downward because cash required to run operations has exceeded the proceeds gained since the last private placement. That was only the case however until Q4-Janaury 31, 2006 whereby proceeds were raised through the exercising of stock options and warrants which were greater than the quarterly expenditures.

Liquidity and Capital Resources

The Company has cash of $3,067,011 and working capital of $2,967,178 as at January 31, 2006. The Company expended $234,234 in the year on geological, assay, and general services on its Olympic/Kelvin, Aumax, and Minto properties. New equity raised by the exercising of 1,190,800 share purchase warrants in the year was $1,544,384 and by the exercising of 249,500 stock options was $261,175.

A portion of the shares issued through the exercising of warrants were flow-through shares. The commitment that the Company has to incur additional qualifying Canadian exploration expenditures because of these flow-through shares is $120,401 as at January 31, 2006. Of this amount, $32,001 was to be incurred by March 2006 and the remaining $88,400 is to be incurred by August 2007.

Subsequent to the January 31, 2006 year end, the Company successfully closed a private placement offering which raised gross proceeds of $10,000,000. Stock options and warrants have continued to be exercised as well subsequent to the year end which has generated additional cash.

The Company has sufficient cash on hand at this time to finance planned exploration work on its mineral properties and maintain administrative operations. Mineral development is capital intensive, and in order to re-commence operations at Cia Minera Mexicana de Avino, S.A. de C.V., the Company may be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising new equity capital.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with related parties

During the twelve months ended January 31, 2006, the Company paid, or made provision for the future payment, of the following amounts to related parties:

i)
$163,328 (2005 - $124,146) for administrative services and expenses to Oniva International Services Corp (“Oniva”), a private company that is 16.67% owned by the Company and with the remaining 83.33% shared equally between five other companies that are related by common directors and management;.

ii)	$60,000 (2005 - $60,000) to a private company controlled by the President for management fees;

iii)	$30,000 (2005 - $12,500) to a private company controlled by a Director of a related company for consulting fees;

iv)	$2,000 (2005 - $Nil) in fees to a private company controlled by a director of a related company for consulting fees.

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2006

v)
$146,092 (2005 - $Nil) to ABC Drilling Services Inc. (“ABC Drilling”), a private drilling company that is a 100% owned subsidiary of Oniva for drilling services and $20,433 (2005 - $Nil) to a public company with common management and directors for exploration services.

The balance due from a related company of $83,000 (2005 - $135,000) is due from ABC Drilling. The Company has also paid an exploration advance of $39,000 (2005 - $Nil) for future drilling services.

Included in accounts payable and accrued liabilities is a balance of $1,379 (2005 - $4,003) payable to a Director of a related company for reimbursement of expenses.

Amounts due to related parties consist of $3,145 (2005 - $3,145) to a public company with common directors, $16,710 (2005 - $Nil) to a private company referred to in item (iv) above and $161,563 (2005 - $273,500) to a private company referred to in item (i) above.

The Company has an investment in Bralorne Gold Mines Ltd. consisting of 179,149 common shares with quoted market value as of January 31, 2006 of $324,259 and in Levon Resources Ltd. consisting of 141,200 common shares with quote market value of $7,766 at January 31, 2006. These companies are related by way of common directors and common management.

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due from and due to related parties are non-interest bearing, non-secured and with no stated terms of repayment.

Disclosure of Management Compensation

During the year, $60,000 was paid to the President for his services as director and officer of the Company and $12,851 was paid to the Secretary for her services as an officer of the Company.

Changes in Accounting Policies

None.

Outstanding Share Data

At January 31, 2006 there were 11,962,075 common shares outstanding.

The following is an analysis of outstanding share options:

Exercise Price Per Share	Expiry Date	Number of Shares Remaining Subject to Options
$1.20	October 21, 2008	233,000
$1.35	April 5, 2010	510,000
$1.35	September 26, 2010	70,000
		813,000

At January 31, 2006 there were no outstanding warrants.

Commitments

The Company entered into a 12 month Investor Relations Agreement on July 1, 2005 with Investors Relations Services Group John Mullen & Partners (“IRS”) to provide investor relations services in Europe. In consideration for the services rendered, the Company has agreed to pay IRS fees totaling $18,000 plus expenses (2005 - $nil).

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2006

The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva for a variable percentage (2005 fixed percentage - 20%) of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party.

Subsequent Events

Subsequent to the year end, the Company closed a non-brokered private placement of 5,000,000 units at a price of $2.00 per unit (the “Offering”), each unit consisting of one common share and one-half of a non-transferable share purchase warrant. Each whole warrant under the Offering entitles the investor to purchase one additional share at a price of $2.50 until March 20, 2008. The hold period for all securities issued under this private placement expires on July 21, 2006. The Company paid a total of $778,795 cash as finder’s fees.

Subsequent to the year end, the Company entered into an agreement with National Media Associates ("National Media") to provide financial relations, media relations and public market development services. The agreement provides that the Company pay National Media the sum of US$6,000 per month plus expenses for a term of one year and issue 120,000 incentive stock options to the principal of National Media for the purchase of 120,000 common shares at an exercise price of $2.72 per share, exercisable on or before March 15, 2011. The agreement may be terminated after September 15, 2006 upon 30 days' notice by the Company. One of the directors of the Company is related to National Media Associates.

Subsequent to the year end, the Company has had 386,200 stock options exercised for total proceeds of $501,750 and 1,250 share purchase warrants exercised for total proceeds of $3,125.